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                              January 12, 2022

       Sam Ash
       Chief Executive Officer
       Bunker Hill Mining Corp.
       82 Richmond Street East
       Toronto, ON M5C 1P1
       Canada

                                                        Re: Bunker Hill Mining
Corp.
                                                            Amendment No. 1 to
Registration Statement on Form S-1
                                                            Filed January 4,
2022
                                                            File No. 333-261259

       Dear Mr. Ash:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Amendment No. 1 to Registration Statement on Form S-1

       Executive Compensation, page 45

   1. Please update your executive compensation information for the most recently completed fiscal year ended
December 31, 2021.
       Exhibits

   2.                                                   Please refile Exhibits
23.3 and 23.5 to include currently dated consents.
 Sam Ash
Bunker Hill Mining Corp.
January 12, 2022
Page 2

       Please contact Cheryl Brown, Law Clerk, at (202) 551-3905 or Karina Dorin, Staff
Attorney, at (202) 551-3763 with any questions.



                                                         Sincerely,
FirstName LastNameSam Ash
                                                         Division of
Corporation Finance
Comapany NameBunker Hill Mining Corp.
                                                         Office of Energy &
Transportation
January 12, 2022 Page 2
cc:       Joseph P. Galda
FirstName LastName